Exhibit 2.1

AMENDMENT TO PURCHASE AND SALE AGREEMENT

This Amendment to Purchase and Sale Agreement (this “Amendment“) is entered into this 21st day of December, 2012, by and between Celero Energy II, LP, a Delaware limited partnership (“Celero”) and Caprock Land & Cattle, LLC, a Delaware limited liability company (“CL&C”), (the foregoing together, “Sellers“ and, individually, each a “Seller”), Resolute Natural Resources Southwest, LLC, a Delaware limited liability company (“Buyer“), and Resolute Energy Corporation, a Delaware corporation (“Guarantor”). Buyer, Sellers, and Guarantor are collectively referred to herein as the “Parties” and sometimes individually referred to as a “Party.”

RECITALS:

A.	Sellers, Buyer and Guarantor previously entered into a Purchase and Sale Agreement dated December 1, 2012 (the “Original Agreement”).

B.	The Parties now wish to amend the Original Agreement as provided in this Amendment. Capitalized terms used herein that are defined in the Original Agreement are used as defined in such Original Agreement.

WITNESSETH:

In consideration of the mutual agreements contained in this Agreement, Buyer and Sellers agree as follows:

1. Section 2.2 of the Original Agreement shall be amended and restated in its entirety as follows:

2.2 Deposit. Contemporaneously with the execution of this Agreement, Buyer shall deliver by wire transfer in immediately available funds to Wells Fargo Bank, National Association (the “Escrow Agent“), a performance guarantee deposit in an amount equal to ten percent (10%) of the Base Purchase Price (the “Deposit“) to be held, invested, and disbursed in accordance with the terms of an escrow agreement of even date herewith among Sellers and Buyer and the Escrow Agent (the “Escrow Agreement“). The Deposit, together with interest thereon and fees associated therewith, shall be borne and distributed by the Parties in accordance with the terms of this Agreement and the Escrow Agreement. At the Closing, the Escrow Agent shall retain $5 million of the Deposit in escrow to secure the indemnification obligations of Sellers in accordance with Section 14.1(D)(x) (the “Indemnity Escrow”). In addition, at the Closing, the Escrow Agent shall retain $7 million of the Deposit in escrow to secure the obligations of Sellers to refund a portion of the Base Purchase Price to Buyer for any uncured Title Defects in accordance with Section 5.4(A) (the “Title Defect Escrow”). At the Closing, Buyer shall deliver by wire transfer in immediately available funds to the Escrow Agent $22,500,000 (the “Unreleased Lien Escrow”) which shall secure the obligations of Sellers to refund a portion of the Base Purchase Price to Buyer for any unreleased deeds of trust, mortgages and liens relating to the T.D. Pope 26, T.D. Pope 35, State A, State H and Whitman lease tracts (the “Unreleased Liens”).

2. Section 3.1 of the Original Agreement shall be amended and restated in its entirety as follows:

3.1 Closing. The sale and purchase of the Assets (“Closing“) shall be held on or before December 21, 2012, or (a) such later date that is three business days after satisfaction or waiver of the conditions to Closing set forth in Sections 11 and 12 of this Agreement, or (b) any other date as shall be agreed by the Parties, but in any event no later than February 26, 2013 in accordance with Article 13 (“Closing Date”). The Closing will take place at the offices of Celero in Midland, Texas, or such other location as shall be agreed by the Parties.

3. Section 3.3 of the Original Agreement shall be amended and restated in its entirety as follows:

3.3 Delivery by Buyer. At Closing, Buyer shall deliver to Sellers or Sellers’ designee the Purchase Price set forth in the Closing Adjustment Statement, less the amount of the Deposit (including any interest or earnings thereon less any applicable escrow fees), and less the amount of the Unreleased Lien Escrow, by wire transfer in immediately available funds. The net amount payable at Closing by Buyer is referred to herein as the “Closing Payment.” Buyer shall also deliver evidence that it has in place adequate liability, pollution control, workers compensation and other insurance, and has further provided replacement instruments for each guaranty, bond, letter of credit or similar contingent obligation given by Sellers as required by any law, statute, rule, regulation, ordinance, order, decree or code of any Governmental Authority (“Laws“) or the provisions of any Lease or other agreement. Buyer shall execute and deliver the Assignment and Bill of Sale, Closing Adjustment Statement, and other closing documents as necessary or appropriate.

4. Article 5 of the Original Agreement shall be amended and restated in its entirety as follows:

5. DUE DILIGENCE: TITLE MATTERS.

5.1 General Access and Examination Period.

(A)	The Parties shall proceed to Closing on all of the Assets on the Closing Date. Notwithstanding the occurrence of the Closing, Buyer shall be permitted to continue its due diligence and examination of the Assets and Sellers’ title thereto. The Examination Period shall commence on the date of this Agreement and end at 5:00 p.m. Central Daylight Time on January 16, 2013. During the Examination Period, Sellers agree to grant Buyer physical access during reasonable business hours to the Leases and Wells to allow Buyer to conduct, at Buyer’s sole risk and expense, on-site inspections and environmental assessments of the Leases and Wells. In connection with any such on-site inspections, Buyer agrees not to interfere with the normal operation of the Leases and Wells. If Buyer or its agents prepares an environmental assessment of any Lease or Well, Buyer agrees to keep such assessment confidential and to furnish copies thereof to Sellers. In connection with granting such access, Buyer represents that it is adequately insured and waives, releases and agrees to indemnify the Seller Group against all claims for injury to, or death of, persons or for damage to operations or property arising in any way from the access afforded to Buyer hereunder or the activities of Buyer. This waiver, release and indemnity by Buyer shall survive termination of this Agreement.

(B)	Also during the Examination Period, Sellers shall give Buyer and its representatives, employees, consultants, independent contractors, attorneys and other advisors reasonable access to the Records during regular office hours for any and all inspections and copying.

5.2 Defensible Title. As used herein the term Defensible Title shall mean:

(A)	As to the Wells and each of the Leases that record title or operating rights of Sellers which:

(i)	entitles Sellers to receive, and after Closing will entitle Buyer to receive from the Wells, and the Leases, without duplication not less than the interests shown in Exhibit A-3 or Exhibit A-1, as applicable, as the “Net Revenue Interest“ of all Oil and Gas produced, saved and marketed from or allocated to (a) the formations or depth intervals specified for such Well in Exhibit A-3 or (b) the formations or depth intervals specified for such Leases in Exhibit A-1, or in either case which have otherwise been given Allocated Value, all without reduction, suspension or termination except as stated in such Exhibit or otherwise permitted as Permitted Encumbrances; and

(ii)	obligates Sellers to bear, and after Closing will obligate Buyer to bear a percentage of the costs and expenses relating to the maintenance and development of, and operations relating to, the formations or depth intervals specified for such Well in Exhibit A-3 or the formations or depth intervals specified for such Leases in Exhibit A-1 not greater than the “Working Interest” shown in Exhibit A-3 or Exhibit A-1, as applicable (without a proportionate increase in the Net Revenue Interest), all without increase except as stated in such Exhibit or otherwise permitted as Permitted Encumbrances; and

(B)	That title of Sellers to the Assets is free and clear of liens, encumbrances and defects, except for Permitted Encumbrances.

(C)	As used herein, the term “Permitted Encumbrances“ shall mean any one or more of the following:

(1)	Any lessors’ royalties, overriding royalties, net profits interests, carried interests, production payments, reversionary interests and similar burdens (not owned or held by Sellers or any Affiliate of Sellers) reflected in the public records or in the Records, if the net cumulative effect of the burdens does not operate to reduce the Net Revenue Interest of Sellers below the interest described in Exhibit A-3 or Exhibit A-1, as applicable, for the Well or any Lease;

(2)	Division orders and oil production sales contracts terminable without penalty upon no more than ninety (90) days’ notice to the purchaser and gas or gas processing contracts included as Contracts on Exhibit A-2;

(3)	Preferential Rights and required third party consents to assignment and similar agreements with respect to which waivers or consents are obtained from the appropriate parties, or the appropriate time period for asserting any such right has expired without an exercise of the right;

(4)	Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for obligations that are not delinquent or that will be paid and discharged in the ordinary course of business, or if delinquent, that are being contested in good faith by appropriate action of which Buyer is notified in writing before Closing;

(5)	All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if they are routinely obtained subsequent to the sale or conveyance;

(6)	Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations that do not materially interfere with the oil and gas operations to be conducted on any Well or Lease;

(7)	All operating agreements, unit agreements, unit operating agreements, pooling agreements and pooling designations affecting the Assets that are either (i) of record in Sellers’ chain of title or (ii) reflected or referenced in the Records or (iii) included as Contracts on Exhibit A-2;

(8)	Conventional rights of reassignment prior to release or surrender requiring notice to the holders of the rights;

(9)	All rights reserved to or vested in any governmental, statutory or public authority to control or regulate any of the Assets in any manner, and all applicable Laws of any Governmental Authority;

(10)	All Leases and all Contracts to the extent they do not, individually or in the aggregate, reduce Sellers’ Net Revenue Interest below that described in Exhibit A-3, or Exhibit A-1, as applicable, or increase Sellers’ Working Interest above that described in Exhibit A-3, or Exhibit A-1 for the Well or Lease; and

(11)	All other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the Assets that individually or in the aggregate are not such as to materially interfere with the operation, value or use of any of the Assets or have not prevented, and cannot reasonably be expected to prevent, Buyer from receiving the Net Revenue Interest portion of the proceeds of production from the affected Assets.

5.3	Defect Letters.

(A)	Buyer may from time to time, but no later than the expiration of the Examination Period, notify Sellers in writing (a “Title Defect Notice“) of any matter which would cause title to all or part of the Assets not to be Defensible Title (“Title Defect“), provided that no Title Defect shall be deemed to exist unless the Title Defect Value thereof exceeds Ten Thousand Dollars ($10,000.00) (the “Individual Title Defect Threshold“). Further, there shall be no downward adjustment to the Base Purchase Price unless (i) the aggregate Title Defect Values of all Title Defects exceeding the Individual Title Defect Threshold minus (ii) the aggregate values of all Title Benefits exceeding the Individual Title Defect Threshold exceeds One Hundred Thousand Dollars ($100,000.00) (the “Title Defect Hurdle Rate“) after which point the Base Purchase Price may be adjusted downward by an amount equal to the excess of clause (i) hereof over clause (ii) hereof. In order to provide Sellers a reasonable opportunity to cure any Title Defects reasonably promptly, Buyer shall use reasonable efforts to provide the Notice as soon as reasonably possible after becoming aware of or making its determination of the Title Defect.

(B)	In the Title Defect Notice, Buyer must describe with reasonable detail each alleged Title Defect it has discovered and the proposed steps required to cure each Title Defect, include Buyer’s reasonable estimate of the Title Defect Value attributable to each, and include all material data and information in Buyer’s possession or control bearing thereon. Except with respect to breaches of Sellers’ special warranty of title contained in the Assignment and Bill of Sale, (i) Buyer shall be deemed to have conclusively waived all Title Defects not disclosed to Sellers in a Title Defect Notice before the expiration of the Examination Period, and (ii) Buyer waives any remedy against Sellers for individual Title Defects that do not exceed the Individual Title Defect Threshold and for all Title Defects in the event the aggregate Title Defect Values for all such Title Defects does not exceed the Title Defect Hurdle Rate or for which timely notice is not given as provided hereunder or for which adjustment is made as hereafter provided.

(C)	Upon timely delivery of a Title Defect Notice by Buyer:

(i)	Within five (5) business days after Sellers’ receipt of the Title Defect Notice, Sellers shall notify Buyer whether Sellers agree with Buyer’s claimed Title Defects and/or the proposed Title Defect Values therefor (“Sellers’ Title Response“). Sellers may also include in the Sellers’ Title Response the proposed cure of any such Title Defects;

(ii)	Within five (5) business days after Buyer’s receipt of Sellers’ Title Response, Buyer shall notify Sellers whether Buyer agrees with Sellers’ positions stated in the Sellers’ Title Response and the proposed cure of any such Title Defects;

(iii)	If Sellers and Buyer do not agree with any claimed Title Defect and/or the proposed Title Defect Value therefor, then the Parties shall enter into good faith negotiations and shall attempt to agree on such matters and on any proposed cures of such Title Defects within five (5) business days of Buyer’s response provided in clause (ii) above (the “Title Defect Negotiation Deadline”);

(iv)	As to any claimed Title Defects which are agreed to between Buyer and Sellers, the provisions of Section 5.4 shall operate to determine the effect of such Title Defects and the actions to be taken by the Parties with respect to such Title Defects;

(v)	If the Parties cannot reach agreement concerning either the existence of a Title Defect, Sellers’ proposed cure of a Title Defect, or a Title Defect Value prior to the Title Defect Negotiation Deadline, upon either Party’s request, the Parties shall mutually agree on and employ an attorney experienced in title examination in the state where the Assets are located (“Title Consultant“) to resolve all points of disagreement relating to Title Defects and Title Defect Values;

(vi)	If at any time any Title Consultant so chosen fails or refuses to perform hereunder, a new Title Consultant shall be chosen by the Parties. The cost of any such Title Consultant shall be borne fifty percent (50%) by Sellers and fifty percent (50%) by Buyer. Each Party shall present a written statement of its position on the Title Defect and/or Title Defect Value in question to the Title Consultant within five (5) days after the Title Consultant is selected, and the Title Consultant shall make a determination of all points of disagreement in accordance with the terms and conditions of this Agreement within ten (10) business days of receipt of such position statements. The determination by the Title Consultant shall be conclusive and binding on the Parties, and shall be enforceable against any Party in any court of competent jurisdiction. Once the Title Consultant’s determination has been expressed to both Parties, if applicable, Sellers shall have five (5) days in which to advise Buyer in writing which of the options available to Sellers under Section 5.4 that Sellers elect regarding each of the Assets as to which the Title Consultant has made a determination. In evaluating whether a Title Defect exists, due consideration shall be given to the length of time that the particular Asset has been producing Oil and Gas and whether such fact, circumstance or condition is of the type expected to be encountered in the area involved and is usual and customarily acceptable to reasonable and prudent operators, working interest owners and/or purchasers engaged in the business of the exploration, development, and operation of oil and gas properties.

5.4	Effect of Title Defect and Title Benefit.

(A)	In the event Buyer provides Sellers with a timely Title Defect Notice and the Title Defects are agreed upon by the Parties or are determined by the Title Consultant to be valid and exceed the Title Defect Hurdle Rate (as determined and calculated pursuant to Section 5.3(A)), Sellers shall elect one of the following alternatives within five (5) business days following either such triggering event, at their sole discretion:

(i)	adjust the Base Purchase Price in the amount of the Title Defect Value of the Asset to which such Title Defect relates and refund to Buyer such amount; provided that Sellers shall not be obligated to accept a Title Defect Value exceeding an Asset’s Allocated Value. In the event that the Title Defect Value exceeds any Asset’s Allocated Value, then at Buyer’s option, the Asset may be reconveyed to Sellers and the Allocated Value of such Asset shall be refunded to Buyer or the Asset shall be retained by Buyer and the Base Purchase Price shall be reduced (and such amount refunded to Buyer) only by the Allocated Value of the Asset rather than the full amount of the Title Defect Value; or

(ii)	attempt to cure such Title Defect; Sellers shall have 45 days following the triggering of this Section 5.4 (the “Title Defect Cure Deadline”) to complete any curative action; provided that if Sellers are unable to cure such Title Defect prior to the expiration of 45 days, Buyer shall have the option to retain such Assets with the Title Defect and to receive a refund of the Base Purchase Price in the amount of the Title Defect Value of such Assets as determined by the Parties or Title Consultant, as applicable, or to reconvey the Asset to Sellers and receive a refund of the full Allocated Value of such Asset; provided further that Sellers shall not be obligated to accept a Title Defect Value exceeding an Asset’s Allocated Value.

Sellers’ Base Purchase Price refund obligations under this Article 5 shall be secured by the Title Defect Escrow and, as to the Unreleased Liens, by the Unreleased Lien Escrow. Upon agreement by the Parties or a determination by the Title Consultant as to Title Defects and a resulting refund of Base Purchase Price under Section 5.4, the parties shall promptly deliver joint instructions to the Escrow Agent to deliver such portion of the Title Defect Escrow sufficient to cover the refund of the Base Purchase Price claimed. Any amounts that remain in the Title Defect Escrow account after all claimed Title Defects have either been agreed upon by the Parties, or have been the subject of final determinations by the Title Consultant, and in either case, the corresponding provisions and refunds of Base Purchase Price required under Section 5.4 have been completed, shall be distributed to the Sellers (or their successors) as soon as reasonably practicable thereafter. In the event that the aggregate Title

Defects exceed the amount of the Title Defect Escrow, then any additional refund of the Base Purchase Price shall be made, at the option of Buyer, either from the Indemnity Escrow account or refunded directly by the Sellers as a post-closing Purchase Price adjustment, in either case as soon as reasonably possible following determination thereof. Furthermore, promptly upon receiving evidence to the reasonable satisfaction of Buyer that the Unreleased Liens have been released or otherwise cured, Buyer and Sellers shall promptly deliver joint instructions to the Escrow Agent to deliver such portion of the Unreleased Lien Escrow to Sellers sufficient to cover the Allocated Value of the Assets on which such Unreleased Liens have been cured. In the event that no such evidence has been provided to Buyer with respect to any Asset covered by an Unreleased Lien by the expiration of the Examination Period, then Buyer shall be permitted to deliver a Title Defect Notice relating to such Unreleased Lien and any refund of the Base Purchase Price relating to such Unreleased Lien shall be satisfied from the Unreleased Lien Escrow following completion of the process set forth in Section 5.3 and 5.4.

(B)	The diminution in value of an Asset attributable to a valid Title Defect (the “Title Defect Value“) notified in a Title Defect Notice shall be determined by the following:

(i)	if the valid Title Defect asserted is that the actual Net Revenue Interest owned by Sellers in all formations or depth intervals in a Well or Lease in Exhibit A-3 or Exhibit A-1, as applicable, is less than Net Revenue Interest set forth on Exhibit A-3 or Exhibit A-1 for such Well or Lease, then the Title Defect Value is the product of the Allocated Value attributed to the affected Asset, multiplied by a fraction, the numerator of which is the difference between the Net Revenue Interest set forth on Exhibit A-3 or Exhibit A-1, as applicable, and the actual Net Revenue Interest, and the denominator of which is the Net Revenue Interest stated in the applicable Exhibit;

(ii)	if the valid Title Defect represents an obligation, encumbrance, burden or charge upon the affected Asset (including any increase in Working Interest for which there is not a proportionate increase in Net Revenue Interest), the amount of the Title Defect Value is to be determined by taking into account the Allocated Value of such Asset, the portion of the Asset affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Asset, and the Title Defect Values placed upon the Title Defect by Buyer and Sellers; or

(iii)	if the valid Title Defect asserted is that Sellers own no interest in a formation or depth interval specified for a Well or any Lease in Exhibit A-3 or Exhibit A-1, as applicable, or that the actual Net Revenue Interest owned by Sellers in any one or less than all formations or depth intervals specified for a Well or any Lease in Exhibit A-3 or Exhibit A-1, as applicable, is less than Net Revenue Interest set forth on Exhibit A-3 or Exhibit A-1, as applicable, for such Well or Lease, then each of Buyer and Sellers shall propose a Title Defect Value based on its respective engineering analysis of the effect of such Title Defect taking into account the Allocated Value of the affected Asset, the portion of the Asset affected by the Title Defect, and the potential economic effect of the Title Defect over the life of the affected Asset, and the Parties shall use their respective good faith efforts to agree on a Title Defect Value based on such engineering analyses and other factors. In the event the Parties are unable to agree, then the applicable Title Defect Value shall be determined in accordance with Section 5.3(C)(iii) and 5.3(C)(iv).

(iv)	Notwithstanding the above, in no event shall the total of the Title Defect Values related to a particular Asset exceed the Allocated Value of such Asset.

(C)	The term “Title Benefit”, as used in this Agreement, shall mean any right, circumstance or condition that operates to increase the Net Revenue Interest of Sellers in any Well or Lease set forth in Exhibit A-1 or Exhibit A-3, as applicable, without causing a greater than proportionate increase in Seller’s Working Interest set forth in said Exhibit A-1 or Exhibit A-3.

(i)	If Sellers discover a Title Benefit affecting any Asset, Sellers may notify Buyer of such alleged Title Benefit prior to the expiration of the Examination Period (“Title Benefit Notice”). The Title Benefit Notice should describe the Title Benefit with reasonable detail, identify the specific Asset or Assets affected by such Title Benefit, and include a good faith estimate of the Title Benefit Value. The “Title Benefit Value” is the product of any Allocated Value attributed to such Asset, multiplied by a fraction, the numerator of which is the difference between the Net Revenue Interest applicable thereto as set forth in Exhibit A-3 and the actual Net Revenue Interest, and the denominator of which is the applicable Net Revenue Interest set forth in said Exhibit A-3; provided however that if the Title Benefit Value does not affect the applicable Asset throughout its entire life, the Title Benefit Value shall be reduced to take into account the applicable time period only.

(ii)	If on or before the Title Defect Negotiation Deadline the Parties have not agreed as to the validity of any asserted Title Benefit or Title Benefit Value attributable thereto, either party may elect to have the validity of such Title Benefit or Title Benefit Value determined by a Title Consultant in the same manner as prescribed above in Section 5.3(C) for the determination of a Title Defect.

(iii)	If on or before the Title Defect Negotiation Deadline the Parties have agreed as to the validity of any asserted Title Benefit and the Title Benefit Value attributable thereto, then the Base Purchase Price will be increased in the amount of the Title Benefit Value of the Asset to which such Title Benefit relates and such amount shall be first netted against any pending Base Purchase Price refunds under this Article 5, or if there are no such refunds pending, shall be added as a positive adjustment to the Purchase Price under Section 4.3.

5.5	Consents To Assign.

(A)	Sellers shall use reasonable efforts, with reasonable assistance from Buyer (including Buyer providing required assurances of financial condition and operator qualifications, if needed), to obtain all Consents To Assign before the Closing, and after the Closing with respect to any Consents To Assign that are not obtained prior to the Closing.

(B)	If, during the course of Buyer’s due diligence review, Buyer discovers any Consents To Assign that are not listed in Exhibit 7.1(J), Buyer shall as promptly as practicable after discovery give written notice to Sellers of such Consents To Assign.

(C)

(i) If a Consent To Assign is not obtained before the Closing and the failure to obtain such Consent To Assign would (a) cause the assignment of the Asset subject thereto to Buyer to be void or voidable or the attempted assignment thereof triggering financial or other penalty including termination of rights, or (b) would materially affect the operation or value of such Asset, then the Assets affected by any such failed Consents To Assign shall be retained by Sellers as a Retained Interest and not transferred at Closing and neither this Agreement nor the Assignment and Bill of Sale nor any document delivered pursuant to this Agreement shall constitute an actual or attempted sale, assignment, assumption, transfer, conveyance, or delivery of the Assets or Assumed Liabilities subject to such Consent To Assign, provided however that the Base Purchase Price shall not be reduced at the time of Closing in connection with such failed Consent To Assign.

(ii) If any other Consent To Assign (other than the Consents To Assign referred to in clause (i) above) is not obtained before the Closing, then the Parties shall proceed to Closing with respect to the Assets affected by such Consent To Assign.

(iii) In all cases involving the failure to obtain a Consent To Assign, the Parties agree that following the Closing, Sellers and Buyer shall work together in good faith to obtain such Consent To Assign (including, in the case of Buyer, providing required assurance of financial condition and operator qualifications); and until any such Consent To Assign is obtained, the Parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of the Assets and the burdens of the Assumed Liabilities subject to such Consent To Assign; provided however that in the event that such Consent To Assign has not been obtained prior to expiration of the Examination Period, then Buyer shall be permitted to make a Title Defect claim with respect to any such Consent To Assign that has not been obtained and the procedures of Sections 5.3 and 5.4 will be triggered.

(iv) Promptly after any such Consent To Assign referred to in clause (i) above is obtained, Sellers shall assign, transfer, and convey to Buyer, and Buyer shall assume from Sellers, the Asset or Assumed Liabilities covered by such Consent To Assign pursuant to special-purpose assignment and assumption documents substantially consistent with the documents previously executed and delivered by the Parties for transfer of the Assets and Assumed Liabilities to Buyer

5.6	Preferential Rights.

(A)	Sellers shall comply with any Preferential Rights by sending written notice of this Agreement, within the time period required under the applicable Contracts but in no event more than five (5) business days following execution of this Agreement, to all Persons holding any such Preferential Rights, offering to sell to each such Person that portion of the Assets for which such a Preferential Right is held for an amount equal to the Allocated Value of such portion of the Assets.

(B)	If, during the course of its due diligence review, Buyer discovers any additional Preferential Right applicable to the Assets, Buyer shall promptly after discovery provide written notice to Sellers of such Preferential Right, whereupon Sellers shall promptly thereafter comply with such Preferential Right in accordance with Section 5.6(A).

(C)	If, before the Closing Date, any Preferential Right affecting any portion of the Assets is exercised (whether or not the transactions contemplated by such Preferential Right have been consummated), or if the time frame for the exercise of such Preferential Right has not expired and Sellers have not received a waiver of the Preferential Right, then that portion of the Assets affected by such Preferential Right shall be deemed to be Retained Interests and shall be excluded from the Assets conveyed at the Closing, and the Base Purchase Price shall be adjusted downward by the Allocated Value of such portion of the Assets.

(D)	If an Asset is excluded from the Closing pursuant to Section 5.6(C), and the applicable third Person does not consummate the transaction within the time frame specified in the Preferential Right (provided that the reason therefor is not Sellers’ default), the time for the exercise of such Preferential Right expires, and the Asset may in all other respects be conveyed to Buyer free and clear of such Preferential Right, Sellers agree to convey the affected Asset to Buyer as soon as possible thereafter pursuant to an Assignment and Bill of Sale substantially in the form of Exhibit 3.2(A), such conveyance to be effective as of the Effective Time, and Buyer agrees to pay Sellers the Allocated Value of the affected Asset.

5. As used in Article 6 of the Original Agreement, the term “Examination Period” shall in all instances in such Article, be replaced with the term “Environmental Examination Period” which term shall mean the period commencing on the date of the Original Agreement and ending at 5:00 p.m. Central Standard Time on the date that is 3 business days prior to the Closing Date.

6. Section 13.1(B) of the Original Agreement shall be amended and restated in its entirety as follows:

(B) By either Party if the aggregate value of Casualty Losses equals or exceeds twenty percent (20%) of the Base Purchase Price.

7. Miscellaneous Provisions.

7.1 No Modification. Unless expressly amended by the terms of this Amendment, all other terms of the Original Agreement shall continue in effect without modification or amendment.

7.2 Governing Law. This Amendment is governed by and must be construed according to the laws of the State of Texas, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction.

7.3 Counterparts. This Amendment may be signed in counterparts, each of which shall be considered an original instrument, and all of which together constitute one and the same instrument. Execution may be evidenced by facsimile or electronic signatures, with original signatures to follow in due course.

-Signature Page Follows-

Executed as of the day and year first above written.

SELLERS:

CELERO ENERGY II, LP
By: Celero Energy Holdings II, LLC, its sole general partner

By:	/s/ Bruce Selkirk
Name:	Bruce Selkirk
Title:	President and Chief Financial Officer

CAPROCK LAND & CATTLE, LLC
By: Celero Energy Company, LP, Sole Managing Member

By:	/s/ Bruce Selkirk
Name:	Bruce Selkirk
Title:	President and Chief Financial Officer
Celero Energy Management, LLC
General Partner of Celero Energy Company, LP

BUYER:

RESOLUTE NATURAL RESOURCES SOUTHWEST, LLC

By:	/s/ James M. Piccone
Name:	James M. Piccone
Title:	President

GUARANTOR:

RESOLUTE ENERGY CORPORATION

By:	/s/ James M. Piccone
Name:	James M. Piccone
Title:	President

13